Filed Pursuant to Rule 433

Registration Statement No. 333-213143

BLACKROCK, INC.

$700,000,000 SENIOR UNSECURED NOTE OFFERING

PRICING TERM SHEET

March 21, 2017

$700,000,000

3.200% Notes due 2027

Issuer:	BlackRock, Inc. (“BlackRock”)

Expected Ratings*:	A1 by Moody’s Investors Service, Inc. AA- by Standard & Poor’s Ratings Services

Trade Date:	March 21, 2017

Settlement Date:

March 28, 2017 (T+5)

Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date hereof or the next business day will be required, because the notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. If you wish to trade the notes on the date hereof or the next business day, you should consult your own advisors.

Principal Amount:	$700,000,000

Maturity Date:	March 15, 2027

Price to Public:	99.595%

All-in-Price:	99.145%

Proceeds to Issuer before Expenses:	$694,015,000

Coupon:	3.200%

Benchmark Treasury:	2.250% due February 15, 2027

Benchmark Treasury Price and Yield:	98-14; 2.428%

Spread to Benchmark Treasury:	+ 82 basis points

Yield to Maturity:	3.248%

Interest Payment Dates:	Paid semi-annually on March 15 and September 15, commencing September 15, 2017

Optional Redemption:	Make-whole call at Treasury + 12.5 bps

CUSIP:	09247XAN1

ISIN:	US09247XAN12

Joint Book-Running Managers:	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC Deutsche Bank Securities Inc. Wells Fargo Securities, LLC

Co-Managers:

Barclays Capital Inc.

BNP Paribas Securities Corp.

Citigroup Global Markets Inc.

Credit Suisse Securities (USA) LLC

Goldman, Sachs & Co.

HSBC Securities (USA) Inc.

Mizuho Securities USA Inc.

MUFG Securities Americas Inc.

RBC Capital Markets, LLC

UBS Securities LLC

RBS Securities Inc.

SG Americas Securities, LLC

Cabrera Capital Markets, LLC

CastleOak Securities, L.P.

Loop Capital Markets LLC

Mischler Financial Group, Inc.

The Williams Capital Group, L.P.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement, when available, if you request it by calling toll free (i) J.P. Morgan Securities LLC collect at 1-212-834-4533; (ii) Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1 (800) 294-1322; and (iii) Morgan Stanley & Co. LLC toll-free at 1-866-718-1649.